MY TRAVEL

4 December 2002

02 DEC -9 AM 11:54

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02060967

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 December 2002, the Company filed with the London Stock Exchange announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlw 1/13

J:Grpsec-15-07-0801-001-SEC-3-021204

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Meditor Capital Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Of the holding of Morstan Nominees Ltd noted below, 14,872,600 shares are stated to be beneficially owned by the Meditor European Master Hedge Fund Ltd.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morstan Nominees Ltd – 24,388,500
The Bank of Bermuda Ltd – 817,000
The Bank of New York – 683,000

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

3 December 2002

12. Total holding following this notification

25,888,500

13. Total percentage holding of issued class following this notification

5.231%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon – Group Company Secretary

Date of notification

4 December 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Meditor
Capital Management Limited

Tower 42
37th Floor
25 Old Broad Street
London
EC2N 1HQ

Telephone: (44) 20 7786 5100
Facsimile: (44) 20 7786 5101
Email: mcm@meditor.co.uk
Website: www.meditor.co.uk
Regulated by the FSA

The Company Secretary
MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

03 December 2002

Dear Sir,

Notifiable Interests in the Company

We manage a variety of investment portfolios on a discretionary basis. We have arranged various transactions in shares of your Company on behalf of these managed accounts, resulting in the following positions :

No. of Share	*Date*	*Registered Holder*
817,000	29/11/02	The Bank of Bermuda Ltd 6 Front Street, Hamilton Bermuda HMDX
683,000	29/11/02	The Bank of New York 1 Canada Square London E14 5AL
24,388,500	29/11/02	Morstan Nominees Ltd. 25 Cabot Square Canary Wharf London E14 4QA
25,888,500		

Of the holding by Morstan Nominees Ltd., 14,872,600 shares (3.03%) are beneficially owned by the Meditor European Master Hedge Fund Ltd. of 6 Front, Hamilton, Bermuda. So far as we are aware, none of our other clients owns more than 3% of the Company.

Except as indicated above, neither we nor, so far as we are aware, our clients are parties to an agreement to which Section 204, Companies Act 1985 applies or to any agreement or arrangement relating to the exercise of any rights conferred by holding the shares.

Please note that this information, the identity of our clients, their arrangements with us and the nature and extent of their interests, is strictly confidential and is not for transmission or publication except as specifically required by any legal or regulatory obligation imposed upon you.

Yours faithfully,

Peter Gartside

B.P.N.Gartside
(Director)
Direct Line : 020 7786 5114
E-mail : PeterG@meditor.co.uk